STRATASYS Q2 2018

FINANCIAL RESULTS CONFERENCE CALL

August 1, 2018

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Q2 2018 Conference and webcast details

Speakers

Elan Jaglom
Interim CEO

David Reis
Vice-Chairman

Lilach Payorski
CFO

Yonah Lloyd
VP, Investor Relations

Live Dial-in Information

Primary Dial-in:
866-394-5776

International Dial-in:
409-350-3596

Participant Passcode:
7497765

Live webcast and replay:
https://edge.media-server.com/m6/p/2hp76z7i

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Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on February 28th, 2018. Readers are urged to carefully review and consider the various disclosures made throughout our 2017 Annual Report, and the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 19.

Elan Jaglom – Interim CEO

Opening Remarks

- Pleased with second quarter results
- Observing recovery in high-end system orders and return to typical ordering behavior in key verticals in North America
- Consumables and services showed improved growth compared to prior periods

Lilach Payorski – CFO

Financial Update

Financial Results
Stratasys, Ltd.

	Y/Y %
Revenue	0%
GAAP Gross Profit	0%
GAAP Operating loss	62%
Non-GAAP Gross Profit	1%
Non-GAAP Operating Profit	4%

	GAAP			Non-GAAP		
	Q2-17	Q2-18	Change YOY	Q2-17	Q2-18	Change YOY
Total Revenue	$170.0	$170.2	0.1%	$170.0	$170.2	0.1%
Gross Profit (Loss)	83.4	83.6	0.3	90.2	89.4	(0.8)
% margin	49.1%	49.1%	0.3%	53.0%	52.5%	(0.9%)
Operating Profit (Loss)	(5.0)	(1.9)	3.1	11.1	10.6	(0.5)
% margin	(3.0%)	(1.1%)	(61.8%)	6.5%	6.2%	(4.1%)
Pre-tax Profit (Loss)	(4.6)	(2.0)	2.6	11.5	10.5	(1.0)
% margin	(2.7%)	(1.2%)	(56.4%)	6.8%	6.2%	(8.4%)
Tax Rate	(28.3%)	(10.2%)	(1.1) (84.3%)	21.4%	12.6%	(1.1) (46.1%)
EBITDA	12.0	11.7	(2.1%)	20.0	16.7	(16.3%)
Net Income (loss) attributed to SSYS Ltd.	(6.0)	(3.6)	2.4	9.2	8.1	(1.1)
% margin	(3.5%)	(2.1%)	(40.7%)	5.4%	4.8%	(11.8%)
EPS (Diluted)	$ (0.11)	$ (0.08)	(26.4%)	$ 0.17	$ 0.15	(12.3%)
Diluted Shares	52.8	53.7	1.8%	53.5	53.7	0.5%

($ in millions unless noted otherwise)

Financial Results – Revenue
Stratasys, Ltd.

	Y/Y %
Product Revenue	↓ 2%
System Revenue	↓ 8%
Consumable Revenue	↑ 5%
Service Revenue	↑ 6%
Customer support	↑ 10%



Total Revenue - Quarterly Trend
Product
Service
121
49
108
47
130
50
104
50
118
52
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18

Financial Results – Gross Margin Trends
Stratasys, Ltd.


GAAP
49.1%
48.3%
48.7%
49.2%
49.1%
54.8%
34.9%
54.0%
35.1%
53.8%
35.2%
56.5%
34.0%
55.0%
35.7%
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Non - GAAP
53.0%
52.5%
52.5%
52.8%
52.5%
59.9%
36.2%
59.6%
36.3%
58.8%
35.9%
61.7%
34.4%
59.6%
36.2%
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Product Gross Margin
Service Gross Margin
Total Gross Margin

Financial Results – Operating Expenses & Operating Income (loss) Stratasys, Ltd.

	YoY %
GAAP	
Operating Exp.	↓ 3%
R&D Exp.	↑ 2%
SG&A Exp.	↓ 5%
Non-GAAP	
Operating Exp.	↔ 0%
R&D Exp.	↑ 5%
SG&A Exp.	↓ 3%



GAAP
38.3%
38.7%
37.2%
37.1%
36.4%
13.7%
14.0%
14.8%
16.3%
13.9%
-3.0%
-4.4%
-3.3%
-4.2%
-1.1%
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18



Non - GAAP
33.8%
34.3%
32.4%
34.8%
32.9%
12.7%
13.0%
12.5%
14.8%
13.3%
6.5%
5.2%
7.6%
3.2%
6.2%
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
R&D Expenses (% of revenue)
SG&A Expenses (% of revenue)
Operating income (loss) (% of revenue)

Financial Results – Balance Sheet Summary & CF from operations Stratasys, Ltd.

Selected balance sheet items ($ in millions)	Q1-18	Q2-18
Cash and Cash Equivalents	346.5	346.7 ↑
Accounts Receivable	119.8	123.5 ↑
Inventories	120.1	117.0 ↓
Net Working Capital	450.2	453.1 ↑

($ in millions)	Q2-17	Q2-18	YTD Q2-17	YTD Q2-18
Cash from operating activities	$10.6	$13.0	$36.2	$40.1

Lilach Payorski – CFO

Financial Summary

- Revenue results show early recovery after first quarter lag in high-end system sales in North America
- Pleased with recurring revenue – demonstrates strength of installed base of systems
- Committed to continued investment for long-term growth and expansion of addressable markets
- Continued our trend of positive cash generation from operating activities, and maintain healthy balance sheet
- Reaffirming the full year guidance issued earlier this year

Elan Jaglom – Interim CEO

UPDATE ON CEO SEARCH

CEO Search Update

Oversite Committee



David Reis - Vice Chairman of the Board, Executive Director and former CEO



Scott Crump
Director, previously Chairman of Board, and Stratasys founder



Dov Ofer
Director, former CEO in printing industry

Executive Search Committee



Elan Jaglom
Chairman of Board and Interim CEO



Victor Leventhal
Chairman of Compensation Committee

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David Reis – Vice Chairman

UPDATE ON 2ND QUARTER

Increasing Commitment to AM From Key Customers & Verticals

Aero, Auto, and Government had strong quarter

- Early recovery visible as typical ordering patterns resumed
- High-end production solutions drove Q2 results

New Production-Focused Products Met With Strong Demand

- F900 Pro and F900 Aircraft Interiors Certification Solutions (AICS)
- J700 Dental 3D Printer

Investment Strategy Accelerating Technology Roadmap

- Further advancements to FDM and PolyJet
- New metal additive manufacturing platform, advanced composite materials, software and application development





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Revenue & Earnings Guidance

Revenue (M)

$670 - $700

GAAP Diluted EPS

$(0.75) - $(0.46)

Non-GAAP Diluted EPS

$0.30 - $0.50

Reconciliation of GAAP to Non-GAAP Guidance

($ in millions, except per share data)

Revenue	$670 to $700
GAAP Net Loss	($41) to ($25)
(1) Stock-Based Compensation Expense	$17 to $19
(2) Intangible Assets Amortization Expense	$32 to $34
(3) Reorganization and Other Related Costs	$7 to $9
(4) Tax Expense Related to Non-GAAP Adjustments	($4) to ($5)
Non-GAAP Net Income	$16 to $27
GAAP Loss Per Share	($0.75) to ($0.46)
Non-GAAP Diluted Earnings Per Share	$0.30 to $0.50

WE ARE

A GLOBAL LEADER IN APPLIED ADDITIVE TECHNOLOGY SOLUTIONS

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended June 30, 2018			Three Months Ended June 30, 2017		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$83,647	$5,708	$89,355	$83,392	$6,784	$90,176
Operating income (Loss) (1,2)	(1,929)	12,548	10,619	(5,045)	16,117	11,072
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(3,551)	11,643	8,092	(5,987)	15,165	9,178
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.08)	$0.23	$0.15	($0.11)	$0.28	$0.17
(1) Acquired intangible assets amortization expense		5,220			5,688	
Non-cash stock-based compensation expense		442			799	
Reorganization and other related costs		36			137	
Merger and acquisition related expense		10			160	
		5,708			6,784	
(2) Acquired intangible assets amortization expense		2,539			2,588	
Non-cash stock-based compensation expense		3,836			4,532	
Changes in fair value of obligations in connection with acquisitions		-			617	
Reorganization and other related costs		431			598	
Merger and acquisition related expense		34			998	
		6,840			9,333	
		12,548			16,117	
(3) Corresponding tax effect		(1,119)			(1,150)	
Amortization of acquired intangibles assets related to equity method investments		214			198	
		$11,643			$15,165	
(4) Weighted average number of ordinary shares outstanding – Diluted	53,722		53,745	52,778		53,473

($ in thousands except per share data)

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